February 3, 2009
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549

Attn:	Kevin Woody, Accounting Branch Chief Mark Rakip, Staff Accountant Karen Garnett, Associate Director Phil Rosenberg, Staff Attorney

Re:	First Potomac Realty Trust Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 17, 2008 Form 10-Q for period ended September 30, 2008 Filed November 10, 2008 File No. 1-31824

Re:	First Potomac Realty Trust Post-Effective Amendment No. 1 to Form S-11 Filed November 14, 2008 File No. 333-142149
Dear Mr. Woody:
This letter is in response to the follow-up comment received from the Staff of the Securities and Exchange Commission to our letter dated December 17, 2008 with respect to First Potomac Realty Trust’s Form 10-K filed for the year ended December 31, 2007 and Form 10-Q for the period ended September 30, 2008.
In response to the voice message the Company received from Jerard Gibson on January 30, 2009, set forth below is further clarification regarding the Company’s funding of distribution payments.
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 26.
1. Please tell us the extent to which you are funding distribution payments from sources other than operating cash flows and identify those sources.
7600 Wisconsin Avenue ◆ 11th Floor ◆ Bethesda, Maryland 20814 ◆ Phone (301) 986-9200 ◆ Fax (301) 986-5554

Securities and Exchange commission
February 2, 2009

Response:
Historically, the Company has generated sufficient cash flow from operating activities to fund distributions. The consolidated statement of cash flows and related discussion of cash flows in the 10-K reflect significant annual increases in cash provided by operating activities that exceed our annual distributions. The Company also funds real estate acquisitions, capital expenditures for tenant improvements, development, redevelopment, property improvements and leasing commissions related to the operations of our real estate portfolio. These activities are funded from a variety of sources, including available cash from operating activities and borrowings on our unsecured revolving credit facility. The Company will rely on borrowings on its unsecured revolving credit facility to fund the payment of any distributions in excess of cash available from operating activities. The Company will disclose the source of funding of all distributions in future filings.
If you have any additional comments or require further information, please let us how we may assist your review.
Very truly yours,
/s/ Barry H. Bass
Barry H. Bass
Executive Vice President, Chief Financial Officer

cc:	Joel F. Bonder, Esq. Douglas J. Donatelli Jerard Gibson, Esq.